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                           September 30, 2022

       Timothy Matthews
       Chief Executive Officer
       XCPCNL Business Services Corp
       4182 Clemmons Rd., Suite 289
       Clemmons, North Carolina 27012

                                                        Re: XCPCNL Business
Services Corp
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed September 27,
2022
                                                            File No. 024-11707

       Dear Mr. Matthews:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Eric Newlan